FNC Securities LLC

(F/K/A FNC Ag Stock, LLC)

(SEC I.D. No. 8-69177)

Statement of Financial Condition
as of September 30, 2025
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3)
as a **PUBLIC** document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 _____ AND ENDING 09/30/2025 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __FNC SECURITIES LLC_____

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4050 Garden View Drive, Suite 103
_____
                              (No. and Street)

Grand Forks	ND	58201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Watson	(701) 780-2828	nwatson@farmersnational.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
_____
(Name – if individual, state last, first, and middle name)

5 Bryant Park, 1065 Avenues of the Americas	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Nicholas Watson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _FNC Securities LLC_____, as of _26th of November_____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

James Ivers as Notary Public

JAMES IVERS
Notary Public
State of North Dakota
My Commission Expires April 26, 2026

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FNC Securities LLC

TABLE OF CONTENTS



CBIZ CPAs P.C.

685 Third Avenue
New York, NY 10017

P: 212.503.8800

Report of Independent Registered Public Accounting Firm

To the Managing Member
of FNC Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FNC Securities LLC (the "Company") as of September 30, 2025, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2022.

New York, New York
November 26, 2025

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2025

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	1,390,188
Transaction fee receivable		96,871
Other current assets		12,328
Total current assets		1,499,387

TOTAL ASSETS	$	1,499,387

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Due to Farmers National Company	$	14,616
Deferred revenue		40,582
Total current liabilities		55,198

MEMBER'S EQUITY:

Farmers National Company member's equity		1,444,189
Total member's equity		1,444,189

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,499,387

See notes to financial statement

2

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - FNC Securities LLC (the "Company"), formerly known as Ag Stock, LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SJPC). The Company is a Delaware Limited Liability Company. Operations for the Company began on August 27, 2013. The Company is a wholly owned entity of Farmers National Company (the "Parent") which is a wholly owned subsidiary of FNC, Inc. The Company's limited liability company agreement defines the period of the duration. The agreement states the Company's continuation as a limited liability company is dependent upon the existence of the member of the LLC.

The Company operates an alternative trading service for the secondary trading of securities issued by cooperatives and limited partnerships in the agricultural and energy sectors. The Company runs a qualified matching service. The Company had two individuals who served as agents as of September 30, 2025. In August 2022, the Company filed a Continuing Membership Application (CMA) with FINRA to add Investment Banking, specifically mergers and acquisitions, as a product line. Approval for this CMA was granted in December 2022. Furthermore, the Company has an agreement in place with an escrow agent. The escrow agent is responsible for holding the purchasers' funds and distributing commissions and remaining sales price to the Company and the sellers, respectively. Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5, the Company (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

Use of Estimates - In preparing the accompanying financial statement in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all instruments with an original maturity of three months or less when acquired to be cash equivalents.

Concentration of Credit Risk - The Company's cash balances are maintained in a bank deposit account, the balance of which may periodically exceed federally insured limits.

Advertising Costs – The Company's advertising costs are charged to expense as incurred.

Income Taxes- The Company operates as a limited liability company; consequently, earnings pass through to the member and are taxed at the member level. Accordingly, no federal or state income tax provision has been included in these financial statements. If the Company were subject to income taxes, interest and penalties, if any, would be recorded in federal income tax expense. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position. There are no uncertain tax positions as of September 30, 2025.

Leases - Under Accounting Standards Update ("ASU") No. 2016-02, "Leases" (Topic 842), leases are classified as either finance or operating leases. For finance leases, a lessee will recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements, to afford better understanding of an entity's leasing activities, including any significant judgments and estimates. Under the standard, entities may make an accounting policy election not to record a right-of-use asset and lease liability for short-term leases, which are defined as leases with a lease term of 12 months or less.

The Company's lease liability falls under its expense sharing agreement with the Parent. This expense sharing agreement is a 12-month agreement effective October 1, 2024 through September 30, 2025 and on a month- to-month basis thereafter. Due to the short-term nature of the expense sharing agreement, the Company has made the policy election not to record a right-of-use asset and lease liability.

New Accounting Pronouncement

Improvements to Income Tax Disclosures – ASU 2023-09, "Improvements to Income Tax Disclosures", requires enhanced annual disclosure of income taxes paid, disaggregated by jurisdiction, and improved disaggregation within the income tax rate reconciliation. The guidance is effective for periods beginning after December 15, 2024. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Broker Dealer – Single Reportable Segment -The Company adopted "Accounting Standard Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services including an automated trading system used to match privately held securities transactions on an agency basis and merger and acquisition activities. The Company has identified its President as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 77% of its total revenues from a single external customer in 2025.

Allowance for Credit Losses (CECL) – Effective October 1, 2024, the Company adopted Accounting Standards Codification (ASC) 326, Financial Instruments- Credit Losses, which requires the measurement of expected credit losses on financial assets carried at amortized cost using a Current Expected Credit Loss (CECL) model. The guidance applies to the Company's financial assets, which typically include escrow agent receivables, transaction fee receivables and other receivables from investment banking arrangements.

The Company's receivables primarily arise from the operation of its Alternative Trading System (ATS), which facilitates the electronic execution and settlement of securities transactions. These receivables are typically short-term in nature and are generally collected within one to three business days. Although historical loss experience in these asset classes has been minimal due to standardized clearing and settlement processes in the securities industry, the Company is required under CECL to estimate lifetime expected credit losses for all in-scope assets.

The Company monitors the credit quality of receivables by reviewing the financial and regulatory standing of broker-dealer counterparties, settlement behavior, and any indications of credit deterioration. The Company has experienced insignificant historical losses; however, management continues to assess the need for an allowance based on evolving markets conditions and counterparty risk profiles. The Company has not recognized any credit losses on its receivables at September 30, 2025.

4

2. **REVENUE FROM CONTRACTS WITH CUSTOMERS**

Brokerage Commissions - The Company facilitates the execution of buy and sell transactions on behalf of its customers. Commission revenues and related commission expenses are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer as transactions are approved by the board of directors of the Company issuing the units. Revenue is recognized at a point in time when the performance obligation is satisfied; payments are expected from escrow agent no later than the end of the month in which a trade is transferred.

Contract Fees - The Company has written trade agreements with cooperatives and energy producers to facilitate the stock trades on behalf of these businesses. Many of the trade agreements include an annual contract maintenance fee paid to the Company for the services provided to the buying and selling shareholders. The Company believes the performance obligation and revenue is satisfied equally over the 12-month contract period because the business is eligible to utilize the services of the Company equally throughout duration of the agreement. Payment for contract fees are collected either upfront for new contracts or at renewal for existing contracts.

Investment Banking – Investment banking revenue primarily consists of advisory fees, underwriting fees and capital market transaction related fees. Advisory revenue includes fees earned from merger and acquisition advisory engagements, restructuring assignments and other strategic advisory services. Revenue is recognized at a point in time when the performance obligation is satisfied, which typically occurs upon the successful closing of a transaction or when the contract terms otherwise entitle the Company to compensation. Payments are expected per the specific terms of the contract, but generally are received at closing.

For advisory engagements that include retainers or milestone payments, revenue is recognized as the related services are performed, provided such amounts are non-refundable and the Company concludes it has satisfied the applicable performance obligations. As of September 30, 2025, $96,871 of transaction fee receivable reported on the statement of financial condition represents the variable consideration being recognized on investment banking revenue.

Contract Liabilities - The timing of revenue recognition related to contract fees results in contract liabilities. The annual payment is received on the anniversary of the trading service contract. The payment represents services for one year after the payment is made. Revenue for these payments is recognized on a monthly basis with the balance of the contract considered a contract liability.

As of October 1, 2024, contract liabilities (deferred revenue) had a beginning balance of $40,834 and as of September 30, 2025, a balance of $40,582.

3. **RELATED PARTY TRANSACTIONS**

The Company has transactions with its Parent, including rent and the performance of administrative services. There is an expense sharing agreement in place between the Company and its Parent. There was a payable of $14,616 due to the member as of September 30, 2025. The expense sharing agreement was effective beginning October 1, 2024 through September 30, 2025, and on a month-to-month basis thereafter until either party provides the other not less than 30 days advance written notice of its intent to modify or terminate the agreement.

4. **LEASE OBLIGATIONS**

The Company leases office space under its expense sharing agreement with the Parent. The expense sharing agreement is a 12-month agreement effective October 1, 2024, through September 30, 2025, and on a month-to-month basis thereafter.

5.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company is required to maintain "adjusted net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At September 30, 2025, the Company had net capital of $1,334,990, which was $1,329,990 in excess of its required net capital of $5,000.

6.   COMMITMENTS AND CONTINGENGIES

The Company may be involved in various legal matters from time to time. Management is of the opinion none of these legal actions will result in losses material to the financial position of the Company.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 26, 2025, the date the financial statement was available to be issued.